αβ	UBS AG Postfach 8098 Zürich Tel. +41-44-234 11 11

Corporate Center Group CFO Management

Tom Naratil
Via EDGAR Ms. Stephanie L. Hunsaker Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington DC 20549-1090	Tel. +41 44 234 24 07 Fax +41 44 234 21 00 tom.naratil@ubs.com www.ubs.com
16 September 2011
UBS AG
Form 20-F for the fiscal year ended December 31, 2010
Form 6-K furnished July 26, 2011
File Number 001-15060
Dear Ms. Hunsaker:
We respectfully submit the responses set forth below to the comment letter dated August 22, 2011 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to (a) the annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”), and (b) the second quarter 2011 report on Form 6-K (the “Q2 2011 Form 6-K”) of UBS AG (“UBS” or the “Company”). For your convenience, we have set out the text of each comment contained in the Comment Letter, followed by our response.
Comment 1
Form 20-F for Fiscal Year Ended December 31, 2010
Risk management and control, page 116
Impairment and default — distressed claims, page 128
We note that in your retail and corporate banking business in Switzerland you typically review individual positions for impairment only after they have been in arrears for a certain time. In future filings please specify the length of time (e.g., 90 days, 180 days, etc.) for each loan category that you would wait before evaluating the loan individually for impairment.
Loans in arrears for 90 days are evaluated individually for impairment. However, an impairment analysis would be carried out irrespective of whether the loan was in arrears if other objective evidence indicates that a loan may be impaired. We will clarify our disclosure in this regard for future filings.

UBS AG
Form 20-F for the fiscal year ended December 31, 2010
Form 6-K furnished July 26, 2011
File Number 001-15060
16 September 2011

Comment 2
Regulation and supervision in the US, page 216
We note your brief discussion of the Dodd-Frank Act and the so-called Volcker rule which may limit the ability of deposit-taking banks to engage in proprietary trading activities and invest in hedge funds and private equity. To the extent reasonably known, please clarify the extent to which your proprietary trading activities will be subject to the Volcker rule under the US Dodd-Frank Act. In this regard, please provide your analysis of the applicability of the Volcker rule to your operations conducted both within and outside the US.
Although the relevant regulators have not yet proposed implementing regulations for Section 619 of the Dodd-Frank Act (the “Volcker rule”), UBS expects that “bright line” proprietary trading activities conducted by it in the United States will be prohibited under the Volcker rule. UBS is currently in the process of identifying those bright-line proprietary trading activities, and management is evaluating options for the redeployment, closure or disposition of businesses that are likely to be considered bright-line proprietary trading in the US. The Volcker rule excludes from its scope, activities of foreign financial institutions conducted solely outside the US. Based on existing interpretations of US banking law, we believe that bright-line proprietary trading activities booked and managed outside the US will likely not be prohibited by the Volcker rule. The Volcker rule also permits principal trading if, among other things, the trading constitutes market making, trading “on behalf of customers”, or hedging. Management is evaluating the quantitative metrics suggested by the Financial Stability Oversight Council from its study released in January 2011. In conclusion, UBS cannot comment on the impact of the Volcker rule on UBS’s operations until the regulations ultimately adopted by various agencies are finalized and management has completed its evaluation.
Comment 3
Financial Statements and Notes
Note 1 — Summary of significant accounting policies, page 273
3) Subsidiaries, page 273
We note your accounting policies related to SPEs, including SPEs that are used to allow clients to hold investments, those that are used for securitization when UBS has assets it sells to an SPE, and SPEs used for credit protection. We also note from review of your Basel II Pillar 3 disclosures on page 185 that you have done some resecuritization transactions, but it is unclear how these transactions are accounted for in your financial statements. Please tell us the following:
•	whether you consolidate any of your re-securitization vehicles, and provide us with your accounting analysis to support the non-consolidation of any of these vehicles.
UBS has not originated any SPEs used for re-securitization in any of the periods presented and the vast majority of the positions classified as re-securitization positions in the Basel II Pillar 3 disclosures on page 185 were acquired in the secondary market and were not originated by UBS.
We do not consolidate any of the re-securitization SPEs related to the re-securitization positions reported in the Basel II Pillar 3 disclosures on page 185. Those re-securitization amounts represent positions in collateralized loan obligations and collateralized debt obligations and were classified as re-securitization exposures pursuant to the interpretation of the Basel II Pillar 3 disclosure rules. As described in Note 1 on page 274, “UBS does not consolidate SPEs for securitization if it has no control over the assets and if it no longer retains any significant exposure (for gain or loss) to the income or investment returns on the assets sold to the SPE or the proceeds of their liquidation.” UBS neither exercises control over, nor has the majority of risks and rewards in these re-securitization SPEs; consequently, UBS does not consolidate the re-securitization SPEs.

UBS AG
Form 20-F for the fiscal year ended December 31, 2010
Form 6-K furnished July 26, 2011
File Number 001-15060
16 September 2011

Comment 3, continued
•	quantify the total assets of your re-securitization vehicles and amount of securities that were re-securitized in the periods presented
UBS has not originated any re-securitization SPEs in any of the periods presented; consequently, no additional quantitative information has been provided. Approximately CHF 1.7 billion of the positions reported as re-securitization positions in the Basel II Pillar 3 disclosure on page 185 relate to re-securitization SPEs that were originated by UBS in periods prior to 2008. The remaining positions (approximately CHF 5 billion) were acquired in the secondary market.
Comment 3, continued
•	To the extent that certain of your resecuritization transactions are consolidated and certain are not, please separately quantify the amounts for each type.
As noted, we did not originate any re-securitization SPEs in any of the periods presented and we do not consolidate any of the re-securitization SPEs.
Comment 3, continued
•	Tell us whether your clients request the re-securitization and, if so, the types of parties that request your assistance in performing the re-securitization, and discuss their role in the design of the vehicle and the structure of the securities to be issued.
As noted, we did not originate any re-securitization SPEs in any of the periods presented.
Comment 3, continued
•	whether there are situations in which you are doing re-securitizations for your own liquidity or capital purposes, and tell us the other parties involved that have discretion over the design of the vehicle.
As noted, we did not originate any re-securitization SPEs in any of the periods presented.
Comment 4
24) Equity participation and other compensation plans, page 284
We note your disclosure that plans containing voluntary termination and non-compete provisions and no vesting conditions are considered vested at the grant date because no future service is required. In these cases, compensation expense is fully recognized on the grant date or is recognized in a period prior to the grant date if the bank can substantiate that the award is attributable to past service and the amount can be reliably estimated. We also note your disclosure on page 352 that compensation for all SESAP and SESOP awards is recognized during the performance year, which is generally the period prior to the grant date, as well as your disclosure that compensation expense for your cash balance plan is recognized in the performance year, which is generally the period prior to the grant date. Please tell us in more detail how you believe you can reliably estimate the expense prior to the grant date and tell us the typical time period involved between expense measurement and the grant date.
The performance year bonus accrual covers all cash bonuses, as well as any share-based compensation awards where, from an accounting perspective, no future service is required from the employee (“non-service-based plans”). Non-service-based plans include the cash balance plan (“CBP”) and any equity ownership plan (“EOP”) awards where the employee is expected to meet the retirement eligibility requirements at the date of grant. The bonus accrual represents a determined monetary amount, which is converted into cash, deferred cash and share or other instruments, based on their fair value at the grant date. Amounts to be awarded under each of the plans are estimated by reference to the compensation funding framework agreed upon by the Human Resources and Compensation Committee (“HRCC”) (a sub-committee of the Board of Directors) and approved by the full Board of Directors (please refer to pages 237-239 of the Annual Report for more details).

UBS AG
Form 20-F for the fiscal year ended December 31, 2010
Form 6-K furnished July 26, 2011
File Number 001-15060
16 September 2011

Employees who receive annual performance-related compensation above a certain threshold receive a portion of it in the form of an EOP award. Compensation expense is recognized in the performance year for those employees that no longer have to provide future service as a result of being retirement eligible at the date of grant. The determination of the retirement eligible population for the accrual is based upon historical data.
The CBP is awarded as part of Group Executive Board members’ annual bonus. In determining the annual cash bonus we do not distinguish between amounts paid immediately and amounts deferred under the CBP. Once the annual cash bonus is established we determine the amounts subject to the CBP by applying a pre-defined formula to the notional bonus awarded.
For SESAP and SESOP annual cycle awards, our historic estimation process involved a forecast of the estimated quantity of options and stock appreciation rights to be granted under these plans. UBS recognized compensation expense based on the estimated quantity of options to be granted multiplied by the option price in effect at the reporting date. These amounts recognized were revised each period until final grant based on an updated option price and forecasted grant quantity. Please note that SESAP and SESOP annual cycle awards are no longer granted; the last of these awards were granted in February 2008 for the 2007 performance year.
Based on the compensation funding framework that is in place, we believe that we have reliable information sufficient to record an accrual for these awards in the performance year. The period of time between the final measurement date for annual financial reporting and finalization of the grant amount is approximately one month.
Comment 5
(b) Changes in accounting policies, comparability and other adjustments, page 288
Equity and Other comprehensive income, page 289
We note your disclosure on page 41 where you state that you recognized an out-of-period credit of CHF 592 million resulting from the correction of prior period misstatements, and that your total comprehensive income attributable to UBS shareholders for the year ended December 31, 2010 was CHF 5.9 billion (and a CHF 3.3 billion loss for the year ended December 31, 2009). We further note your disclosure on page 289 that the foreign currency balance was adjusted by CHF 592 million and that it increased total other comprehensive income by CHF 592 million and total comprehensive income by CHF 429 million because a loss of CHF 163 million was transferred to the income statement. However, we were unable to locate a discussion describing the nature of the misstatements or an understanding of how the misstatements occurred or were identified. Please respond to the following:
•	Tell us the nature of the misstatements identified and separately quantify the amount of each misstatement by type.

•	Tell us how the misstatements were identified. As part of your response, please tell us whether changes were made to your internal controls over financial reporting to prevent these types of misstatements in the future.
As a result of a number of targeted control reviews designed to improve accounting controls over certain balance sheet accounts and, in particular, the accounting for foreign currency translation (“FCT”), UBS identified certain errors which are explained below.

UBS AG
Form 20-F for the fiscal year ended December 31, 2010
Form 6-K furnished July 26, 2011
File Number 001-15060
16 September 2011

Review of parent bank balance sheet verification processes
This review focused on improving the processes to verify certain balance sheet accounts in the UBS AG parent bank. As a result of the review, we identified that certain other liabilities and certain FCT balances within other comprehensive income relating primarily to foreign branches were misstated. The correcting entries for these misstatements were (i) a debit to other income of CHF 227 million and a credit to the FCT account within other comprehensive income of CHF 227 million and (ii) a debit to other liabilities of CHF 227 million and a credit to other income of CHF 227 million.
Review of FCT related to acquisitions and dispositions
A separate but related review focused on the accounting for FCT procedures in general and the treatment of FCT balances upon partial disposals in particular. This review made a number of control recommendations which have been implemented, but confirmed that the overall processing within the ledgers for FCT balances was sound. However, it identified that FCT was not transferred from the FCT account within other comprehensive income to the income statement in respect of partial disposals of subsidiaries. The correcting entry for this misstatement was a debit to other income of CHF 163 million and a credit to the FCT account within other comprehensive income of CHF 163 million.
A subsequent detailed review of FCT accounting also identified an error that had been made on the acquisition of non-controlling interests in a foreign consolidated subsidiary. Incorrect accounting entries had been made in connection with the booking of contingent purchase price consideration, resulting in overstated share premium amounts and understated FCT amounts. The correcting entry resulted in a debit to share premium of CHF 78 million and a credit to FCT within other comprehensive income of CHF 78 million.
Review of tax accounts in equity
As part of the 2010 year-end review of the equity accounts that are used for Swiss tax purposes, a posting error was identified relating to deferred tax assets for Swiss tax losses. Further checks demonstrated that this was an isolated error and processes were changed; hence, we believe that such errors would be prevented from recurring. The correcting entry was a debit to share premium of CHF 124 million and a credit to FCT within other comprehensive income of CHF 124 million.
A series of strengthened controls were implemented during 2010 which were included in management’s assessment of internal control over financial reporting performed at 31 December 2010. We also evaluated the impact of the internal control deficiencies related to these errors on our prior assessments of the effectiveness of internal control over financial reporting and concluded the internal control deficiencies were not material weaknesses and that our prior assessments were still appropriate. These findings were shared with our external auditors.
Comment 5, continued
•	Quantify the amount of the misstatements by period.
The misstatements resulting from the review of parent bank balance sheet verification processes arose between 2003 and 2005. The misstatements regarding FCT on partial disposals arose in periods prior to 2008 (CHF 26 million), 2008 (CHF 99 million) and 2009 (CHF 38 million). The misstatements regarding the acquisition of non-controlling interests arose in periods prior to 2008 (CHF 12 million), 2008 (CHF 41 million) and 2009 (CHF 25 million). The misstatement relating to the review of the tax accounts arose in 2009.

UBS AG
Form 20-F for the fiscal year ended December 31, 2010
Form 6-K furnished July 26, 2011
File Number 001-15060
16 September 2011

Comment 5, continued
•	Tell us whether you prepared a SAB 99 materiality analysis supporting your conclusion that the misstatements were not material. If so, please provide us with your analysis.
We prepared contemporaneously a materiality analysis supporting our conclusion that the misstatements were not material. The misstatements were reported to an internal senior finance committee1 that has, amongst other things, responsibility for assessing whether errors identified are considered material in the context of our financial statements. We performed a comprehensive materiality analysis that considered both quantitative and qualitative factors, taking into account the full mix of information available. Based on that analysis, the committee concluded that the impact of the errors on its previously filed financial statements was not material. However, the committee concluded that disclosure in the 2010 Annual Report was appropriate so as to provide transparency on the out-of-period effects. Further, the disclosures were discussed with and concurred by an internal senior disclosure committee2 that provides oversight on financial reporting matters. These findings were shared with, and concurred by, the Audit Committee of the Board of Directors. Our external auditors reviewed and agreed with our conclusion as well.
We reached our conclusions that the impact of the errors was not material to the 2010 Annual Report or prior periods based mainly on the following considerations:
•	We considered that readers of our reports would realistically not have drawn any different conclusions, or made different investment decisions, had the amounts been correct.

•	Important financial trends and key performance indicators disclosed in our financial statements were not materially affected by the misstatements from both a quantitative and qualitative perspective.

•	The quantitative impact on net profit and earnings per share, individually and when aggregated with all other misstatements unrelated to foreign currency translation, were immaterial.

•	We considered the impact on other comprehensive income (OCI), which reconciles net profit to total comprehensive income, to be less relevant than the effect on total comprehensive income, which we believe is the measure that is more relevant to investors.

•	Within OCI, only the foreign currency translation component was affected by the corrections of the misstatements.

•	The impact of the misstatements to the foreign currency translation component of OCI was not considered significant to either the movement or the accumulated balance for any prior period.

•	Although the quantitative impact of correcting one of the misstatements to other income was 13 percent, other income tends to be a more volatile income statement line item and, because it includes items that are not typically part of our core operations, is also not considered to be a key operating measure.

•	The misstatements did not affect our compliance with regulatory capital requirements and were not the result of the concealment of an unlawful transaction.

•	Taking into account the impact of adjusting the misstatements in the current period, total comprehensive income and other comprehensive income remain positive and negative, respectively.

•	The adjustment was disclosed in Note 1 to the financial statements, hence providing transparency to readers of our report.

[1]	Chaired by the Head of Group Controlling and Accounting

[2]	Chaired by the Group Chief Financial Officer

UBS AG
Form 20-F for the fiscal year ended December 31, 2010
Form 6-K furnished July 26, 2011
File Number 001-15060
16 September 2011

Comment 6
Note 16 — Goodwill and intangible assets, page 309
We note your disclosure on page 309 that the carrying amount for each segment is determined by reference to the Equity Attribution framework and, within the framework, management attributes equity to the businesses after considering their risk exposure, asset size, goodwill and intangible assets. We note that prior to 2010, you determined the carrying value of the cash-generating units by a roll-forward of the historic carrying amount. Please respond to the following:
•	Please tell us whether the amounts of equity attributed to each cash-generating unit under the Equity Attribution framework differed significantly from the amounts previously determined for each of the cash-generating units under the roll-forward method. If so, please quantify those amounts, and tell us how you concluded that the new amounts allocated are better reflective of the carrying amounts of the cash-generating units.
The amounts of equity attributed to each cash-generating unit under the equity attribution framework (“EAF”) differed significantly from the amounts previously determined under the roll-forward (“RF”) method. For the four segments that carried goodwill at 31 December 2010, the carrying amounts of the cash-generating units under the two methods compare as follows:

	Roll-forward	Equity attribution
CHF billion	method	framework
Wealth Management	26.6	4.4
Wealth Management Americas	-1.0	8.0
Global Asset Management	3.9	2.5
Investment Bank	-0.4	27.0
The EAF was approved by the Board of Directors in 2010 as a cornerstone of the framework used to manage and measure the performance of its businesses. The EAF allocates to each segment an amount of equity that management believes would be required for the segment to have an adequate capitalization based on capital rules and management’s view of maintaining a strong capital base to adequately support the business.
Following the expanded use of the EAF in 2010, we decided to change the basis for estimating the carrying amounts of the segments for the purpose of the goodwill impairment process because we consider the EAF method to be more consistent with the way in which the recoverable amount of the cash-generating units is determined. As such, the EAF has become the representative carrying amount for each segment. In conjunction with this development, we revised our internal funding model for our businesses so that the internal funding model is now aligned with the EAF. Our internal business planning, which is the source for input data used in the determination of the recoverable amount, is also based on attributed equity. Moving to this new method for goodwill impairment was considered to be a more objective measure and more consistent with the way in which we now manage our businesses and available resources.
Under the RF method, the carrying value of each segment was determined as if it were a standalone entity. The opening carrying value was then rolled forward to the period-end value by identifying all profit and loss items as well as items recognized directly in equity that affected a segment’s carrying value. This process required an allocation of certain items for which information was available at the group level but not at the segment level. Significant items that required such allocation were foreign currency translation balances, income taxes, dividend distributions, effects from treasury share activity and proceeds from raising capital.

UBS AG
Form 20-F for the fiscal year ended December 31, 2010
Form 6-K furnished July 26, 2011
File Number 001-15060
16 September 2011

The difference between the carrying amounts obtained under the RF method and the EAF method is due mainly to the fact that, under the RF method, no capital reallocation was made from segments with excess capital to segments with less capital. Under the EAF method, capital in excess of the needs of a specific segment is reallocated for internal management purposes, as this is reflective of the way in which we manage our capital resources.
In concluding for 2010 that the EAF provides a better estimate of the carrying amount of the cash-generating units, we also determined that we would not have reported an impairment to goodwill under either methodology.
Comment 6, continued
We note your disclosure on page 159 showing the average amount of equity attributed to each of the segments as compared to total average equity at the consolidated level. We also note your disclosure on page 158, that where total equity attributed to the businesses differs from the Group’s actual equity during a given period, the surplus or deficit is reflected in Treasury activities and other corporate items. Please clarify whether that means for purposes of your goodwill impairment test you would use the equity attributed to each segment/cash-generating unit under the Equity Attribution framework even though the total would be in excess/less than total shareholders’ equity. If so, please tell us in more detail why you believe that is the most appropriate way to determine the carrying value of your cash-generating units. As part of your response, please address the guidance in paragraphs 76-79 of IAS 36.
We recognize that one potential shortfall of the EAF method is that the attribution process will not always result in aggregated attributed equity at the segment level being the same as equity attributed to UBS shareholders. For the 2010 goodwill impairment test, total attributed equity exceeded the equity attributable to UBS shareholders by CHF 2.2 billion (see page 159 of our 2010 Annual Report). As the value in use for each segment was higher than equity attributed to each segment, it was not considered necessary to do any further adjustments to bring down the attributed equity to the amount reported as attributable to UBS shareholders (i.e. no goodwill impairment was implied under either method). In the event that the facts and circumstances are different, we recognize that adjustments would need to be made to ensure that the carrying amount for purposes of the goodwill impairment test was not less than the equity attributable to UBS shareholders and therefore the net carrying amount of our assets and liabilities, which is consistent with the premise and requirements of paragraphs 76-79 of IAS 36 (e.g. paragraph 78 notes that recognized liabilities would be included if they are necessary for determining the recoverable amount of the cash-generating unit, which is the case for financial institutions). However, this potential scenario is not considered an impediment to moving to what we consider to be, overall, a better method in relation to evaluating goodwill impairment.
Comment 7
Additional disclosure required under SEC regulations, page 408
We note your disclosure of operating profit before tax per share in the table providing additional disclosure required under SEC regulations. We did not locate the use of this measure in other places of your document. Given that this measure is not required under SEC regulations, and would potentially appear to be a non-GAAP measure, please consider removing the measure in future filings to the extent you are including it solely because you believe it is required by SEC regulations. If you believe the use of this measure is appropriate, please consider relocating the measure or including it as part of your consolidated financial statements along with the disclosures required by paragraph 73 of IAS 33.
In future filings, we will remove the disclosure of operating profit before tax per share from the table providing additional disclosure required under SEC regulations, and we will not use this measure elsewhere in our annual report.

UBS AG
Form 20-F for the fiscal year ended December 31, 2010
Form 6-K furnished July 26, 2011
File Number 001-15060
16 September 2011

Comment 8
Form 6-K filed July 26, 2011
Risk management and control, page 38
Exposures to sovereign of selected industrialized European countries rated AA and below, page 41
We note your disclosure of the CHF 116 million of Greek sovereign exposures as of June 30, 2011. Please tell us how the Greek exposures are accounted for (loans and receivables, held for trading, etc.). To the extent that any of the Greek exposures are not held for trading or designated under the fair value option, please tell us whether you recognized any credit impairment on these exposures during the three months ended June 30, 2011. If not, please tell us how you concluded that an impairment event has not occurred under paragraph 58 of IAS 39. Finally, please tell us whether you have written any credit protection on Greek bonds.
If so, please tell us whether the notional value of protection written is included in the CHF 116 million of Greek exposures.
The referenced Greek exposures relate to net trading assets and net positive replacement values, including the notional value of written credit protection on Greek sovereign bonds. All of the related positions are carried at fair value through profit or loss.
Comment 9
Note 11 — Fair value of financial instruments, page 75
(b) Valuation information, page 78
We note your disclosure that during the second quarter of 2011, you corrected the own credit effect calculation to capture the volume effect of foreign currency movements on life-to-date own credit since initial recognition, and this correction contributed to an own credit loss of CHF 77 million. You also noted a further change due to certain collateralized liabilities that were identified as having become insensitive to changes in your credit spread, resulting in a CHF 37 million increase in your own credit loss. Please respond to the following:
•	Tell us how the error was identified and describe in further detail how your new calculation captures the volume effect of foreign current movements on your own credit calculation.
The error was identified in the context of a less stable foreign currency environment through work being undertaken to move away from a more manual based calculation to an automated calculation. Liabilities reported under the fair value option are issued at an opening credit spread and the debt element is redeemed at par at maturity. In order to replicate this effect on reported own credit, the current manual own credit calculation uses an opening issuance adjustment (“IA“), which is amortized over the life of the liability.3 Previously, when initially calculated, the IA for each liability was translated into USD and maintained in USD, irrespective of the currency of the respective liability. We determined that translating the IA at inception into USD and maintaining it in USD was incorrect and that the correct approach would have been to calculate the IA at inception and maintain it in the liability’s issuance currency. The life-to-date effect of making this change was the correction reported in Q2.
Comment 9, continued
•	Tell us in more detail about the change made to certain collateralized liabilities and clarify the reasons why you believe the collateralized liabilities became insensitive to your credit spreads. As part of your response, please confirm that your prior methodology was capturing the existence of collateral for all of your liabilities, including for these liabilities, (as you describe on page 331 of your 2010 Form 20-F) when measuring the effect of your own-credit adjustment.

[3]	UBS previously described the operation of the IA in our October 8, 2010 response to the SEC’s comment letter dated September 9, 2010 and subsequently discussed it in more detail during a telephone conference call on January 12, 2011 attended by SEC staff Angela Connell, Hugh West, Stephanie Hunsaker and Jouky Chang.

UBS AG
Form 20-F for the fiscal year ended December 31, 2010
Form 6-K furnished July 26, 2011
File Number 001-15060
16 September 2011

The own credit loss of CHF 37 million arose from changes to the sensitivity of certain collateralized liabilities issued by UBS, “Triple A Protected Securities” (“TAPS”). TAPS were issued from consolidated SPEs that hold collateral with a minimum initial credit rating, with the liabilities of the SPE guaranteed by UBS. Investors in TAPS are therefore exposed to the better of the credit risk of the collateral and UBS. During the financial crisis, the collateral held by the SPEs significantly declined in value and so the investors became exposed to UBS credit through the guarantee, resulting in own credit arising on the fair value of the liabilities. Since the financial crisis, the value of the collateral has improved and the sensitivity to UBS credit risk has thereby been reduced. In addition, new TAPS issuances and other trades in the secured funding market began to typically incorporate collateral management (e.g. daily margining), such that counterparties’ creditworthiness has no significant impact on pricing. By Q2 2011, sufficient information in the market demonstrated that the most advantageous exit market for the TAPS liabilities would not incorporate own credit for such transactions. As a result, the life-to-date own credit balance of CHF 37 million was reversed and represents a change in estimate of fair value.
We confirm that the methodology for calculating own credit previously captured, and continues to capture, the existence of collateral for all liabilities reported at fair value, as follows:
•	The TAPS liabilities are fair valued using a specific funding curve which reflects the nature of the collateral held and the protection provided by UBS. This is remarked each period using suitable market data.

•	Similar to TAPS, we consolidate other SPEs which hold collateral and have issued structured notes, but for which UBS provides no additional guarantee to investors. These liabilities are excluded from the calculation of own credit as the investor has no exposure to UBS credit risk.

•	For other structured note liabilities, investors are fully exposed to UBS credit risk and do not benefit from any collateral arrangement. Own credit is reflected in full for these liabilities.

•	For derivative liabilities, the own credit component of fair value takes into account the existence of collateral and netting arrangements.
Comment 9, continued
•	Tell us whether you performed an assessment of the effect of these changes on your prior period financial statements or whether you believe such assessment is not necessary.
The first issue was considered an error and was reported to an internal senior finance committee that has, amongst other things, responsibility for assessing whether errors identified are considered material in the context of our financial statements. We performed a comprehensive materiality analysis that considered both quantitative and qualitative factors and concluded that the impact of the error on the current and previously filed financial statements was not material. We also evaluated the impact of the internal control deficiency related to this error on our prior assessments of the effectiveness of internal control over financial reporting and concluded the internal control deficiency was not a material weakness and that our prior assessments were still appropriate. Our external auditors reviewed and agreed with our conclusion as well.
The second issue was an improvement to a fair value estimate and appropriately recognized in the period when it occurred.

UBS AG
Form 20-F for the fiscal year ended December 31, 2010
Form 6-K furnished July 26, 2011
File Number 001-15060
16 September 2011

We hereby acknowledge on behalf of UBS AG that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We are available to discuss this letter with you, should you so wish. If you wish to contact us, we suggest you contact Todd Tuckner at +41 44 234 8280 (todd.tuckner@ubs.com) or Alex Brougham at +44 207 567 7425 (alex.brougham@ubs.com).

Very truly yours,

UBS AG

Tom Naratil	Todd Tuckner
Group Chief Financial Officer	Head of Group Tax & Accounting Policy